Aladdin
SECURING THE GLOBAL VILLAGE

02044193

6/30/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECEIVED JUL 05 2002 165 SEC MAIL PROCESSING WASH. D.C. SECTION

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of June, 2002

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant's name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

PROCESSED
P JUL 22 2002
THOMSON FINANCIAL

Form 20-F _X_ Form 40-F ___

www.eAladdin.com
15 Beit Oved Street, P.O. Box 11141, Tel Aviv 61110, Israel, Tel: +972 (3) 636-2222, Fax: +972 (3) 537-5796, sales@eAladdin.com

On June 27, 2002, Aladdin Knowledge Systems Ltd. (the "Registrant") issued the press release, which is filed as Exhibit 1 to this Report on Form 6-K and is hereby incorporated by reference.

Exhibit 1 Copy of the Press Release of the Registrant.

www.eAladdin.com
15 Beit Oved Street, P.O. Box 11141, Tel Aviv 61110, Israel, Tel: +972 (3) 636-2222, Fax: +972 (3) 537-5796, sales@eAladdin.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Aladdin Knowledge Systems Ltd.
(Registrant)

By: /s/ Erez Rosen
Name: Erez Rosen
Title: CFO

Date: June 27, 2002

15 Beit Oved Street, P.O. Box 11141, Tel Aviv 61110, Israel, Tel: +972 (3) 636-2222, Fax: +972 (3) 537-5796, sales@eAladdin.com

Exhibit 1

www.eAladdin.com
15 Beit Oved Street, P.O. Box 11141, Tel Aviv 61110, Israel, Tel: +972 (3) 636-2222, Fax: +972 (3) 537-5796, sales@eAladdin.com

Aladdin Knowledge Systems

PRESS RELEASE

Press Contact:
www.eAladdin.com
Stephen Axel
Aladdin Knowledge Systems
Stephen.Axel@eAladdin.com
847.818.3800 x 4012

Investor Relations Contact:
Adam J. Rosen
KCSA Worldwide
arosen@kcsa.com
212.896.1220

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Announces Global Changes To Cut Costs, Increase Efficiencies and Enhance Product Focus

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Year-over-year Improvement Expected in 2Q02

CHICAGO and TEL AVIV, ISRAEL, June 27, 2002 – Aladdin Knowledge Systems (NASDAQ: ALDN) today announced a series of global initiatives to streamline its cost structure and enhance its performance. The cost initiatives include a 7% reduction in Aladdin's global workforce and an average 6% salary reduction at the Company's Israeli headquarters.

Business Efficiencies Will be Improved in Both Western Europe and the United States

- In Western Europe, the operational control and management of multiple offices have been combined into one position. Similarly, the management of both sales and marketing in Western Europe has been centralized, thereby providing more consistent service and product branding.
- In the United States, for its Privilege Software Commerce Platform, Aladdin is maintaining a sales and business development presence in the San Francisco/Bay area and shifting existing Santa Clara engineering operations to Portland. Designed to better align Aladdin's expertise with customers' needs, this change is geared to bring new software commerce products to market faster and to enhance both pre-sales and post-sales support.

eSafe Product Focus

With the majority of viruses spreading via email and the Internet, Aladdin is refocusing its product strategy to corporate server and gateway solutions with its award-winning eSafe product suite composed of eSafe Gateway and Mail. While the Desktop market with traditional signature-based virus solutions is maturing, proactive protection at the Internet gateway with eSafe represents the next generation for innovation and revenue growth.

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Salary, Headcount Reductions

Average salary reductions of 6% for Israeli headquarters' employees and 13% for global executive management have been implemented. In addition, Aladdin is reducing its global headcount by 7%.

Commenting on the recent measures taken, Yanki Margalit, Chief Executive Officer and Chairman of Aladdin, said, "We realize that each market in which we compete is constantly changing, both economically and technologically. All of these changes are designed to increase Aladdin's global competitiveness and performance." Mr. Margalit added, "Although we expect year-over-year improvement in our second quarter 2002 results, we know that the global economy's slowdown generally, and the unsteady European economy in particular, have made it more difficult for Aladdin to grow at the pace we had desired. These actions will enable Aladdin to maintain higher profitability in the medium-to-long term. The Company will record a one-time expense in the second quarter, the exact size of which is as yet unknown, reflecting these efficiency measures."

Aladdin Knowledge Systems

Aladdin (Nasdaq: ALDN) is a leader in digital security, providing solutions for software commerce and Internet security since 1985. Aladdin serves over 30,000 customers worldwide. Aladdin's products include: the USB-based eToken device for user authentication and e-commerce security; the eSafe line of content security solutions that protect PCs and networks against malicious, inappropriate and nonproductive Internet-borne content; HASP and Hardlock, hardware-based software security systems that protect the revenues of developers; and Privilege, a software licensing and distribution platform. Please visit Aladdin's Web site at www.eAladdin.com.

Safe Harbor Statement
Except for the statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in consumer buying habits and other factors over which Aladdin Knowledge Systems Ltd. has little or no control.

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